Exhibit 6.6

WWW. STOCKCROSS.COM T. 800-993-2015 F. 8011-927-0183

January 25, 2019

Martin H. Kaplan

Chairman of the Board
Prometheum Inc.

120 Wall Street

New York, New York 10005

Dear Marty:

This letter shall memorialize StockCross Financial Services Inc.’s (“STX”) commitment and agreement that subject to regulatory approvals STX will provide Prometheum Inc. (“Prometheum”) and its broker-dealer affiliate Prometheum ATS, Inc. (PEATS) with clearance, settlement and custody and control of crypto-securities traded/held in customer accounts introduced to STX by PEATS.

It is understood that the blockchain applications for use in connection with Prometheum’s crypto-securities transactions will use the Prometheum Blockchain for the purposes allowed by the Securities and Exchange Commission, FINRA or other relevant regulatory authority for purposes of maintaining compliance with broker-dealer books and records, 15c3-3 custody and control purposes and for such other and further broker-dealer applications approved under applicable law and regulation. While the US regulatory agencies are finalizing their full acceptance of blockchain uses, in accordance with clearing practicality, StockCross will maintain conventional electronic records provided by Prometheum of all transactions for clients introduced by Prometheum and their accounts.

Ultimately, it is our mutual intention to build a crypto-securities clearance, reporting, custody and control infrastructure for all crypto-securities, including but not limited to Ember Tokens being issued by Prometheum which will trade through PEATS.

It is intended that PEATS shall introduce all its customer accounts to StockCross on a fully disclosed basis.

MEMBER FINRA • SIPC • EST.1971

BEVERLY HILLS - 9464 Wilshire Blvd, Beverly Hills, CA90212

All of the above and such other and further terms that are agreed to by the Parties hereto shall be set out in a Clearing Agreement to be entered into between PEATS and StockCross.

If the above is consistent with our understanding please evidence your acceptance of same by co-signing in the space provided below.

Very truly yours,

/s/ Michael J. Columbino
Michael J. Colombino, CFO

Read, Agreed and Accepted
this 25th day of January 2019

By:	/s/ Martin H. Kaplan
Martin H. Kaplan, Chairman